Exhibit (a)(5)(xv)
NPS Pharma Employee
Proposed Acquisition Q&A
2/6/15

General

1.	What will happen to NPS Pharma HQ in Bedminster? You announced that you are consolidating operations in Lexington, MA. Can you provide some perspective on Shire’s long range plan for facilities?

We have not made any definitive decisions related to facilities at this time.

2.	What do you plan to do with our international office locations?

While we have not made any definitive decisions at this time, we expect to consolidate NPS international office locations with existing Shire locations at some point in the future following the closing of the transaction unless there are compelling reasons not to do so.

3.	Can you give us any insights on how you expect to restructure Shire to include NPS Pharma?

We announced as part of this deal the merging of 2 of our existing business units – GI and Internal Medicine – to become the GI & Internal Medicine Business Unit. Following the closing of the transaction, the NPS Pharma portfolio will be integrated into this BU. All non-commercial aspects of the NPS business will be integrated into the respective existing Shire organizational operations.

4.	When will I know if I have a job?

One of the first things we need to gain an understanding of is the NPS Pharma business and employees.  Only after going through that process will we have the necessary information to make decisions about employment status.

5.	What kind of interactions do you expect to have with NPS Pharma employees prior to closing / in the near future?

Interactions will initially be primarily limited to the Integration Leaders and functional managers. The next step would be to expand those interactions in a limited way but the ability to do this will be at the discretion of the NPS Pharma Exec Team.

6.	What is your timeline for integration?

We first need to gain an in-depth understanding of the NPS business and people before we can develop a meaningful integration plan and agree on a realistic timeline. Note that not all aspects of the business are likely to be integrating at the same time and at the same pace. Timing and prioritization of integration will be driven by functional need and integration critical success factors.

7.	What are the critical success factors for integration?

We have identified five critical success factors we need to achieve to realize the financial, business and customer benefits of our transaction:
•	Gattex/Revestive: Accelerate and deliver greater availability to patients in the US and EU driven by effective integration of sales force and commercial support groups;

•	Natpara/Natpar: Maximize value by achieving regulatory approval (EU) and ensuring successful launch;

•	Retain and transition talent; ensure appropriate planning to support short/mid-term business continuity with a focus on talent retention;

•	Ensure Natpara launch product supply continuity; and

•	Deliver assumed synergies.

Commercial

8.	Can you provide some perspective on how your team has thought about the integration of Gattex and Natpara?

Our first priority is to make sure that Gattex keeps growing and that the launch of Natpara is as successful as possible. That is why we are fully retaining both the Natapara and Gattex Sales teams in the US and the Revestive Sales team in Europe. We do not want to do anything that will disrupt the successful commercialization of those products. We are sure that no one knows Gattex and Natpara better than the teams at NPS Pharma, and we want to ensure that we leverage that knowledge and expertise.  We also believe following the closing of the transaction there will be opportunities to leverage the Shire infrastructure and know-how in our GI & Internal Medicine and Rare Diseases teams. We will be looking at both the NPS Pharma and Shire people and combined organizations to enhance the potential of both products.

9.	Can you confirm that Gattex will be in the GI Business Unit, as opposed to the Rare Diseases Business Unit?

Yes, it will be in the GI & Internal Medicine BU but we will also leverage the capabilities and learnings from our Rare Diseases BU.

10.	Will you create a new Endo Business Unit or will Natpara be managed under the Rare Diseases Business Unit?

Natpara will be managed within the GI & Internal Medicine BU.

11.
NPS Pharma has a patient service center that is branded NPS Advantage. There are 2 distinct teams for Gattex and Natpara. Do you plan to keep these teams operating out of Bedminster, NJ or do you envision moving them to Shire offices in Lexington?

Our plan is to fully retain the NPS Advantage Care Coordinators. This group plays a crucial role, ranging from questions on reimbursement to changes to patients' treatment. It is critical to ensure there is continuity of care patients recieve from this group. The ultimate location of this team has not yet been decided.

12.	Do you have a team prepared to assume the launch of Natpara or do you expect the NPS Pharma launch team to launch Natpara?

We are looking to the NPS Pharma team to continue the planning and execution of launch. Following the closing of the transaction and throughout integration, we will look for opportunities to provide additional support to enhance the launch.

13.	Can you provide some insights or lessons that your team learned from the integration of ViroPharma?

One of the key elements of the ViroPharma integration was to listen and learn from the ViroPharma staff before making plans. Also, in some areas of integration, we want to move as quickly as possible.

14.	How many employees does Shire currently have?

Shire has approximately 5,000 employees globally, and we currently have a significant number of open positions in all parts of the business.

15.	Can you explain One Shire? What are the goals and objectives and is the project complete? How will One Shire impact NPS Pharma?

One Shire was a program to combine three independently operating businesses into one to ensure we were more efficient and effective in the way we ran our business and interacted with our customers. We are nearly complete – we still have a few systems we need to integrate. One Shire will have no impact on our integration plans for NPS Pharma.

Clinical/Technical Operations/Manufacturing

16.	How should we communicate regulatory feedback to our counterparts at Shire?

Prior to the closing of the transaction, all information will be managed via the selected NPS integration leads unless you are told otherwise.

17.	How should we approach regulatory filings planned for Q2/3 of this year?

Until the closing of the transaction, the NPS Pharma business will be run by the NPS Pharma Executive Team and you should keep doing whatever you’re doing.  As part of the integration planning process, we will define and communicate where/how ways of working will change from Day 1.

18.	Where will NPSP795 be integrated at Shire?

Shire’s Pipeline Committee will provide oversight of this program and we will review the progress and program as part of our regular pipeline review process.

19.	Can you provide any insight into Shire’s manufacturing operations?

Shire supplies products via both internal manufacturing capabilities (biologics) and multiple outsourcing partners (biologics and NCEs). All internal manufacturing facilities are in the Greater Boston, MA area.
HR

20.	When will we learn more about Shire’s benefits?

We will share more detailed information about Shire benefits after the merger is finalized.

21.	Will Shire honor the NPS Pharma Change in Control (CIC) Severance Pay Plan?

Yes

22.	When integrating ViroPharma, did you provide relocation benefits for those who moved to Lexington?

Yes.  As a practice, Shire offers relocation benefits to employees who have been offered a transfer to another location.

23.	Will NPS Pharma employees be given any advance notice prior to a layoff?

Decisions have not been made regarding employment status for NPS Pharma employees.  We first need to gain an in-depth understanding of the NPS Pharma business and people before we can develop the integration plan and agree on a timeline.  We will make this information available as we develop it and agree to it.

24.
Will Shire be able to commit to some type of severance for new NPS Pharma employees hired for launch to ensure they are comfortable making the transition in lieu of the uncertainty?

The NPS Pharma Change in Control Severance Pay Plan, which will be honored, provides for payments for all employees, even for individuals, even those recently hired.

SHIRE FORWARD-LOOKING STATEMENTS

Statements included herein that are not historical facts are forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, Shire’s results could be materially adversely affected. The risks and uncertainties include, but are not limited to, that:

•	Shire’s products may not be a commercial success;

•	revenues from ADDERALL XR and INTUNIV are subject to generic erosion;

•
the failure to obtain and maintain reimbursement, or an adequate level of reimbursement, by third-party payors in a timely manner for Shire's products may impact future revenues, financial condition and results of operations;

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Shire conducts its own manufacturing operations for certain of its products and is reliant on third party contract manufacturers to manufacture other products and to provide goods and services. Some of Shire’s products or ingredients are only available from a single approved source for manufacture. Any disruption to the supply chain for any of Shire’s products may result in Shire being unable to continue marketing or developing a product or may result in Shire being unable to do so on a commercially viable basis for some period of time;

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the development, approval and manufacturing of Shire’s products is subject to extensive oversight by various regulatory agencies. Submission of an application for regulatory approval of any of our product candidates, such as our planned submission of a New Drug Application to the FDA for Lifitegrast, may be delayed for any number of reasons and, once submitted, may be subjected to lengthy review and ultimately rejected. Moreover, regulatory approvals or interventions associated with changes to manufacturing sites, ingredients or manufacturing processes could lead to significant delays, increase in operating costs, lost product sales, an interruption of research activities or the delay of new product launches;

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the actions of certain customers could affect Shire's ability to sell or market products profitably. Fluctuations in buying or distribution patterns by such customers can adversely impact Shire’s revenues, financial condition or results of operations;

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investigations or enforcement action by regulatory authorities or law enforcement agencies relating to Shire’s activities in the highly regulated markets in which it operates may result in significant legal costs and the payment of substantial compensation or fines;

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adverse outcomes in legal matters and other disputes, including Shire’s ability to enforce and defend patents and other intellectual property rights required for its business, could have a material adverse effect on Shire’s revenues, financial condition or results of operations;

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Shire faces intense competition for highly qualified personnel from other companies, academic institutions, government entities and other organizations. Shire is undergoing a corporate reorganization and the consequent uncertainty could adversely impact Shire’s ability to attract and/or retain the highly skilled personnel needed for Shire to meet its strategic objectives;

•	failure to achieve Shire’s strategic objectives with respect to the acquisition of ViroPharma Incorporated may adversely affect Shire’s financial condition and results of operations;

•	Shire’s proposed acquisition of NPS Pharma may not be consummated due to the occurrence of an event, change or other circumstances that gives rise to the termination of the merger agreement;

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a governmental or regulatory approval required for the proposed acquisition of NPS Pharma may not obtained, or may be obtained subject to conditions that are not anticipated, or another condition to the closing of the proposed acquisition may not be satisfied;

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NPS Pharma may be unable to retain and hire key personnel and/or maintain its relationships with customers, suppliers and other business partners pending the consummation of the proposed acquisition by Shire, or NPS Pharma’s business may be disrupted by the proposed acquisition, including increased costs and diversion of management time and resources;

•
difficulties in integrating NPS Pharma into Shire may lead to the combined company not being able to realize the expected operating efficiencies, cost savings, revenue enhancements, synergies or other benefits at the time anticipated or at all;

and other risks and uncertainties detailed from time to time in Shire’s or NPS Pharma’s filings with the Securities and Exchange Commission, including their respective most recent Annual Reports on Form 10-K.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
THIS COMMUNICATION IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL NPS PHARMA COMMON STOCK. THE TENDER OFFER IS BEING MADE PURSUANT TO A TENDER OFFER STATEMENT ON SCHEDULE TO (INCLUDING THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND OTHER RELATED TENDER OFFER MATERIALS) FILED BY SHIRE AND A SUBSIDIARY OF SHIRE WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC) ON JANUARY 23, 2015. IN ADDITION, ON JANUARY 23, 2015, NPS PHARMA FILED WITH THE SEC A SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WITH RESPECT TO THE TENDER OFFER.  THE TENDER OFFER STATEMENT (AND RELATED MATERIALS), AS IT MAY BE AMENDED FROM TIME TO TIME, AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS IT MAY BE AMENDED FROM TIME TO TIME, CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER, THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER.  INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE MATERIALS AND OTHER DOCUMENTS FILED BY SHIRE AND NPS PHARMA WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. THE TENDER OFFER STATEMENT AND RELATED MATERIALS, AND THE SOLICITATION/RECOMMENDATION STATEMENT, MAY ALSO BE OBTAINED FOR FREE BY CONTACTING SHIRE INVESTOR RELATIONS AT +1 484 595 2220 OR +44 1256 894157.

COPIES OF THESE MATERIALS AND ANY DOCUMENTATION RELATING TO THE TENDER OFFER ARE NOT BEING, AND MUST NOT BE, DIRECTLY OR INDIRECTLY, MAILED OR OTHERWISE FORWARDED, DISTRIBUTED OR SENT IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD BE UNLAWFUL.